UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Tiga Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Titles of Class of Securities)
G88672 103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would the alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 2 of 11
1	NAMES OF REPORTING PERSONS
Tiga Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,840,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,840,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,840,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 3 of 11
1	NAMES OF REPORTING PERSONS
Tiga Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,840,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,840,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,840,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 4 of 11
1	NAMES OF REPORTING PERSONS
KAG Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,840,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,840,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,840,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 5 of 11
1	NAMES OF REPORTING PERSONS
G. Raymond Zage, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,840,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,840,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,840,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 6 of 11
1	NAMES OF REPORTING PERSONS
Ashish Gupta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,840,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,840,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,840,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 7 of 11
Item 1(a).	Name of Issuer:
Tiga Acquisition Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
250 North Bridge Road
#24-00, Raffles City Tower
Singapore 179101
Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. Tiga Sponsor LLC
2. Tiga Investments Pte. Ltd.
3. KAG Investments Private Limited
4. G. Raymond Zage, III
5. Ashish Gupta
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows:
250 North Bridge Road
#24-00, Raffles City Tower
Singapore 179101
Item 2(c).	Citizenship:
See responses to Item 4 on each cover page.
Item 2(d).	Titles of Classes of Securities:
Class A Ordinary Shares, par value $0.0001 per share.
Item 2(e).	CUSIP Number:
G88672 103
Item 3.			If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 8 of 11
Item 4.	Ownership
Tiga Sponsor LLC (“Tiga Sponsor”) directly owns 6,840,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), of the Issuer, which are convertible into the Issuer’s Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”). Such shares may be deemed to be indirectly owned by Tiga Investments Pte. Ltd. and KAG Investments Private Limited who are the members of Tiga Sponsor, and G. Raymond Zage, III and Ashish Gupta, who are the sole shareholders of Tiga Investments Pte. Ltd. and KAG Investments Private Limited, respectively, and the managers of Tiga Sponsor. As a result of these relationships, each of Tiga Sponsor, Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta may be deemed to have or share beneficial ownership of the securities held directly by Tiga Sponsor. Each of Tiga Sponsor, Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta disclaim beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, Tiga Sponsor also directly owns 15,800,000 private placement warrants to purchase 15,800,000 Class A Ordinary Shares and has an option to purchase an additional 2,760,000 private placement warrants to purchase 2,760,000 Class A Ordinary Shares in order to extend the period of time for the Issuer to complete an initial business combination. The warrants become exercisable beginning on the later of November 23, 2021 or 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 27,600,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares outstanding as of December 28, 2021, as reported by the Issuer in its quarterly report on Form 10-Q/A for the period ended September 30, 2021 and assumes conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.
(b)	Percent of class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 9 of 11
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 7, 2022
Tiga Sponsor LLC
By:	Ashish Gupta, its manager
By:	/s/ Ashish Gupta
Name:	Ashish Gupta
Title:	Manager

Tiga Investments Pte. Ltd.
By:	/s/ G. Raymond Zage, III
Name:	G. Raymond Zage, III
Title:	Director

KAG Investments Private Limited

By:	/s/ Ashish Gupta
Name:	Ashish Gupta
Title:	Director

G. Raymond Zage, III
By:	/s/ G. Raymond Zage, III
Name:	G. Raymond Zage, III

Ashish Gupta

By:	/s/ Ashish Gupta
Name:	Ashish Gupta

CUSIP No. G88672 103	SCHEDULE 13G/A	Page 11 of 11
Exhibit Index
Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 7, 2022, by and among Tiga Sponsor LLC, Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta